82-34803




ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/05/2005

TIME: 17:17:44

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

SUPPL

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of General Meeting


SEC MAIL
PROCESSING
RECEIVED
MAY 2 6 2005
WASH, D.C.
198
SECTION

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

MULTIEMEDIA LIMITED

ABN 12 003 237 303

NOTICE OF GENERAL MEETING
16 JUNE 2005
AND
EXPLANATORY MEMORANDUM

TABLE OF CONTENTS

NOTICE OF MEETING

Notice is hereby given that the general meeting (**Meeting**) of Multiemedia Limited ABN 12 003 237 303 (the **Company**) has been called by the directors and will be held as detailed immediately below:

Date of Meeting:	16 June 2005
Venue:	The Sebel Melbourne 394 Collins Street Melbourne Victoria 3000
Time:	10.00 am

The Directors of the Company recommend that you support all the resolutions detailed in this notice by attending the Meeting or returning proxy form to the Company by delivery, mail or facsimile at least 48 hours before the time and date schedule for the Meeting:

Delivery or Mail:	Multiemedia Limited Share Registry Computershare Investor Services Pty Limited GPO Box 242 Melbourne, Victoria, 3001
Facsimile:	+61 3 9473 2555 Attention: Svend Nisted Company Secretary Multiemedia Limited

LETTER FROM THE CHAIRMAN

Dear Shareholder,

On Thursday, 16 June 2005, you will be asked to vote on a resolution at the Company's General Meeting.

This resolution is detailed in this Notice of Meeting and in the attached Explanatory Memorandum.

The resolution is of importance to you as a shareholder.

In brief, you are asked to approve the issue of a number of shares which occurred since 29 November 2004. Details of the proposed resolution is set out in the attached Notice of Meeting and Explanatory Memorandum.

Each of the Directors recommend that you vote in favour of the resolutions.

The Board and the employees highly appreciate your continued support and we look forward to seeing you at the Meeting.

Yours sincerely



John Walker
Chairman

SPECIAL BUSINESS

1. **Approval of Past Issue of Shares**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company ratify the past issue of a total of 120,406,667 fully paid ordinary shares in the capital of the Company to the allottees and on the terms set out in section 2 of the Explanatory Memorandum to this notice of meeting.

OTHER BUSINESS

2. **Other Business**

To consider and transact any other business that may legally be brought forward.

VOTING RESTRICTIONS

The Company will disregard any votes cast on the following resolutions by a person who participated in the issue and the associates of such a person

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

VOTING INSTRUCTIONS

For the purposes of the Meeting, shares will be taken to be held by persons who are registered holders as at 7.00 pm (Melbourne time) on 14 June 2005.

Voting at the Meeting

1. On a show of hands, each shareholder present at the Meeting may cast one vote. The phrase **shareholder present** includes a person present as a proxy, attorney or body corporate representative. However, if a shareholder appoints two proxies, neither proxy may vote on a show of hands.

2. On a poll, every shareholder present has one vote for every fully paid ordinary share held.

Appointment of Proxy

1. If you are a shareholder but are unable to attend and vote at the Meeting and you wish to appoint a proxy, please complete and return the proxy form enclosed with this notice of the Meeting.

2. A proxy need not be a shareholder of the Company.

3. The proxy form must be completed and returned to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the Meeting (ie lodgement must occur no later than 10.00 am on 14 June 2005).

   Delivery or Mail: Multiemedia Limited Share Registry
   Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne, Victoria, 3001

   Facsimile: +61 3 9473 2555
   Attention: Svend Nisted
   Company Secretary
   Multiemedia Limited

4. If you wish to direct your proxy to vote in a particular manner on a resolution or abstain from voting on a resolution, please insert X in the box appropriate to each resolution on the form of proxy. In the absence of such directions, your proxy may vote or abstain from voting as he/she thinks fit.

5. To direct a proxy to cast only some of the votes covered by a proxy form in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be case in that manner on a poll or the percentage of the total votes to be case in that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

6. A shareholder entitled to attend the Meeting and cast more than 1 vote on a poll at the Meeting is entitled to appoint no more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise on a poll. To direct two proxies to cast a certain number of votes each on a poll, place the relevant number of votes next to the name of each proxy in the space provided on the proxy form. If no amount is specified, each proxy will be deemed to have been appointed to cast 50% of the votes covered by this instrument. However, if two proxies are appointed, neither may vote on a show of hands.

7. Unless otherwise specified in the proxy form, the number of votes deemed to be covered by the proxy form in relation to each resolution will be the number of votes that the appointing shareholder is entitled to cast in relation to each resolution.

8. The form must be signed personally by the shareholder or the attorney (duly authorised in writing). A proxy form for a corporation must be executed by the corporation in accordance with section 127 of the *Corporations Act 2001* or by the corporation's attorney (duly authorised in writing).

9. In the case of joint holders, the proxy form must be signed or executed by all holders.

10. Where the form is signed by a duly authorised attorney or body corporate representative, the power of attorney or evidence of the appointment of the representative, if not previously exhibited to the Company, must be produced at the Company's registered office at least 48 hours before the time appointed for holding the Meeting.

11. If the proxy is signed under power of attorney, the signatory must also declare that they have had no notice of revocation of the power of attorney.

BY ORDER OF THE BOARD

Svend Nisted – Company Secretary

EXPLANATORY MEMORANDUM

1. Contents and Interpretation of the Explanatory Memorandum

1.1 Contents of the Explanatory Memorandum

To the best knowledge and belief of the Directors, after having made due and proper enquiries, the information contained in this Explanatory Memorandum is true, correct, and accurate in every material detail as at the date of issue of this Explanatory Memorandum. This Explanatory Memorandum forms part of the Notice.

1.2 Definitions

In this Explanatory Memorandum:

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

Board means the Directors acting as a board.

Company means Multiemedia Limited ABN 12 003 237 303.

Constitution means the constitution of the Company.

Director means a director of the Company.

Explanatory Memorandum means this explanatory memorandum to the Notice.

Listing Rules refers to the Listing Rules of the ASX.

Meeting means the general meeting of the Shareholders of the Company, scheduled to be convened on 16 June 2005.

Notice means the notice of the Meeting to the Shareholders to which this Explanatory Memorandum is attached.

Option means an option to acquire a Share.

Resolution means a resolution proposed to be considered and, if thought fit, to be passed at the Meeting.

Shareholder means a shareholder of the Company.

Share means a fully paid ordinary share in the capital of the Company.

2. Background and Explanation of Special Business Resolutions

2.1 Resolution 1 – Approval of Past Issue of Shares

Between 29 November 2004 and 27 April 2005 the Company issued a number of Shares to various allottees. Details of these issues are set out in the table in Section 2 of this Explanatory Memorandum.

Because of the operation of section 708 of the *Corporations Act 2001*, the Company was not required to provide any of the allottees with a disclosure document.

In issuing the securities described in the table below, the Company did not breach Listing Rule 7.1.

Listing Rule 7.1 provides that a company must not issue equity securities, or agree to issue equity securities (which includes shares and options), without the approval of shareholders if the number of equity securities to be issued in any 12 month period (including equity securities issued on the exercise of any convertible securities) exceeds 15% of the issued capital of the company preceding the issue. Listing Rule 7.4 allows for subsequent shareholder approval, so that an issue is treated as having been made with shareholder approval if the company did not breach Listing Rule 7.1 at the time of the issue and the holders of ordinary shares subsequently approve it.

Although Shareholder approval was not required for the issue of the Shares referred to in the table below, the Company now seeks Shareholder approval of these issues in the manner provided by Listing Rule 7.4, because this will enable the Company to issue further equity securities to capitalise on future expansion, acquisition and product commercialisation opportunities without needing to obtain prior Shareholder approval.

The amount raised by the issue of the Shares is set out in the table in Section 2 of the Explanatory Memorandum.

Multiemedia Limited

Section 2

No	Date of Issue	Security Type	Number of Securities	Issue Price Per Share	Name of Allottee	Purpose of Issue
1	1/11/2004	Shares	2,000,000	$0.0325	Enedia Pty Ltd	Provision of Consulting Services
2	6/12/2004	Shares	20,342,151	$0.0205	Captain Starlight Nominees Pty Ltd	Working Capital
3	6/12/2004	Shares	5,000,000	$0.0205	Captain Starlight Nominees Pty Ltd	Strategic Financial Consulting
4	1/3/2005	Shares	60,000,000	$0.0250	Captain Starlight Nominees Pty Ltd	Working Capital

No	Date of Issue	Security Type	Number of Securities	Issue Price Per Share	Name of Allottee	Purpose of Issue
5	1/3/2005	Shares	20,000,000	$0.0250	Mr Anthony Poci	Working Capital
6	14/4/2005	Shares	4,000,000	$0.0200	ANZ Nominees Pty Ltd (Cornell Capital Partners Offshore, LP)	Equity Financing – Implementation Fee
7	14/4/2005	Shares	1,000,000	$0.0200	Jennifer K. Zimmons (associated with Cornell Capital Partners Offshore, LP)	Equity Financing – Implementation Fee
8	27/4/2005	Shares	8,064,516	$0.0186	ANZ Nominees Pty Ltd (Cornell Capital Partners Offshore, LP)	Equity Financing – Activation of Facility



82-34803

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/05/2005

TIME: 16:53:49

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Working Capital

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$525,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 May 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,480,683	Fully Paid Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	297,650,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 May 2005
(Director/Company secretary)

Print name: Svend Nisted

== == == == ==

+ See chapter 19 for defined terms.



82-34803

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/05/2005

TIME: 10:40:52

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Newsat Expansion into Middle East TV Services

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Svend Nisted

From:	ASX.Online@asx.com.au
Sent:	Friday, 6 May 2005 10:41 AM
To:	Michelle Romeo; Svend Nisted
Subject:	MUL - ASX Online e-Lodgement - Confirmation of Release
Attachments:	228691.pdf



228691.pdf (48 KB)

```
ASX confirms the release to the market of Doc ID: 228691 as follows:
Release Time: 06-May-2005  10:40:44
ASX Code: MUL
File Name: 228691.pdf
Your Announcement Title: NEWSAT EXPANSION INTO MIDDLE EAST TV SERVICES
```

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

NEWSAT EXPANSION INTO MIDDLE EAST TV SERVICES

Friday, 6th May 2005

Multiemedia Limited (ASX:MUL) is pleased to announce its NewSat Satellite Broadband division has been selected to provide the essential backbone line for a major Middle Eastern News Broadcaster, marking a new era for NewSat and its service offering.

Al Fayha's Television which provides news services for Iraq has teamed up with United Arab Emirates based Ajman TV and has selected NewSat to provide the satellite links to show live news broadcasts from multiple locations within Iraq.

The decision to select NewSat came after a period of extensive review of satellite communications providers which included some of Europe and the Middle East's leading companies.

NewSat will be deploying equipment and services into the Middle Eastern TV studio's as early as this month.

According to Adrian Ballintine, Multiemedia's Chief Executive Officer, "This latest project demonstrates that our investment in leading technologies and service delivery has positioned the company as not only an Australian success story, but a multi-regional market leader. He added, "It also shows that NewSat is expanding in the right directions and this is one of a number of opportunities that are being presented to NewSat in the Middle East".

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact

Shareholder Enquiries	*Mr Svend Nisted, Company Secretary on (03) 9674 4644, or by email at* shareholder@multiemedia.com
Media Enquiries:	*Mr Paul Seaton, General Manager, NewSat Middle East/Africa on +971 50 886 0743 (Dubai), or by email at* paul.seaton@newsat.com

82-34803



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/04/2005

TIME: 16:20:03

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Equity Financing

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,064,516
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes

5 Issue price or consideration

> $150,000.00

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Activation of the Cornell Capital equity facility ref announcement 14/4/05

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 27/4/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,467,480,683	Fully Paid Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	297,650,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 +Despatch date [ ]

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ......27-4-05...................
(Company secretary)

Print name: Svend Nisted..

== == == == ==

+ See chapter 19 for defined terms.

82-34803



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/04/2005

TIME: 16:36:27

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice under Section 708A(5)(e)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

NOTICE UNDER SECTION 708A(5)(E) OF THE CORPORATIONS ACT 2001(Cth)

Issuer: Multiemedia Limited

Details of the issue or offer of securities

Class of securities	Ordinary Shares
ASX Code of the securities	MUL
Date of the issue or expected issue of the securities	27 April 2005
Total number of the securities issued or expected to be issued	8,064,516

Notice

1. Multiemedia Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(c) of section 708A of the *Corporations Act 2001*(Cth)**(Corporations Act)**

3. Multiemedia Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001*(Cth).

4. As at the date of this notice, Multiemedia Limited has complied with:
   (a) the provisions of Chapter 2M of the *Corporations Act 2001*(Cth) as they apply to it; and
   (b) section 674 of the *Corporations Act 2001*(Cth).

5. There is no excluded information (as defined in section 708A(6)(e) of the Corporations Act) as at the date of this notice.

Signed for and on behalf of the Issuer:

Svend Nisted
Company Secretary
Multiemedia Limited

82-34803



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 [illegible]
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 [illegible] 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/04/2005

TIME: 17:07:06

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding

Appendix 3B - Equity Financing

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The fax number to use is **1900 999 279.**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$100,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Implementation fee in connection with the $10 mill Cornell Capital equity facility.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14/4/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,459,416,167	Fully Paid Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	297,650,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ......14-4-05..................
(Company secretary)

Print name: Svend Nisted...

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 [illegible]
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 20[illegible]

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 [illegible] 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/04/2005

TIME: 17:05:00

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding

Notice Under Section 708A(5)(E)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommence.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The fax number to use is **1900 999 279**.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

**NOTICE UNDER SECTION 708A(5)(E)
OF THE CORPORATIONS ACT 2001(Cth)**

Issuer: Multiemedia Limited

Details of the issue or offer of securities

Class of securities	Ordinary Shares
ASX Code of the securities	MUL
Date of the issue or expected issue of the securities	14 April 2005
Total number of the securities issued or expected to be issued	5,000,000

Notice

1. Multiemedia Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(c) of section 708A of the *Corporations Act 2001*(Cth)**(Corporations Act)**

3. Multiemedia Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001*(Cth).

4. As at the date of this notice, Multiemedia Limited has complied with:
   (a) the provisions of Chapter 2M of the *Corporations Act 2001*(Cth) as they apply to it; and
   (b) section 674 of the *Corporations Act 2001*(Cth).

5. There is no excluded information (as defined in section 708A(6)(e) of the Corporations Act) as at the date of this notice.

Signed for and on behalf of the Issuer:

222487

222490

Svend Nisted
Company Secretary
Multiemedia Limited